April 25, 2006

Via Mail and Fax

Mr. John S. Cooper
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburg, PA 15238-8250

	RE: 	Portec Rail Products, Inc.
		Form 10-K: For the Year Ended December 31, 2005
		File Number: 000-50543

Dear Mr. Cooper:

	We have reviewed the above referenced filing and have the following comment. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filing. Where indicated, we believe you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K: For the Year Ended December 31, 2005

Note 1: Nature of Operations and Significant Accounting Policies, page 36 Revenue Recognition, page 37

1. We note that you manufacture and install equipment and systems. However, it is unclear from your disclosures whether or not EITF
No. 00-21 is applicable to your circumstances. Please explain to us your consideration of this EITF and expand your revenue recognition accounting policy disclosure as appropriate. In particular, explain whether related deliverables are separate units of accounting in accordance with paragraph 9 of the EITF, with clarification of the accounting applied to separate units as applicable. List for us the types of arrangements you have with customers in which you perform multiple deliverables concurrently or sequentially, whether under one or more related agreements that taken together are considered to be one arrangement. Explain to us the types of equipment and systems installed in these arrangements, along with all related services performed and products provided, and the order and related timeframes in which the applicable items are provided and services are performed.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comment via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309 or me at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: John N. Pesarsick, Chief Financial Officer